Filed by Pulte Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Centex Corporation
Commission File No.: 001-06776
The following email was delivered to employees of Pulte Homes, Inc. on April 8, 2009.
Team Pulte:
Today marks an important milestone in Pulte’s history. This morning we announced that Pulte and Centex have entered into a merger agreement under which we have agreed to combine with Centex in a transaction valued at approximately $3.1 billion, including $1.8 billion of net debt. Centex represents an excellent strategic fit with Pulte and the combination of the two companies creates the largest homebuilding company in the United States.
Centex has significant presence in the entry level and move-up segments, which complements Pulte’s strength in the move-up and active adult categories. Our geographic footprint expands into several new markets, including Portland, Seattle, St. Louis and Myrtle Beach. We’re all aware of how Centex has been a leader in many of our markets when it comes to customer satisfaction. When you combine Pulte’s record since 2000 with Centex’s in the J.D. Power and Associates study, together we have finished in the top 3 nearly 300 times. Our nearest competitor has yet to reach 50.
We are excited that we are teaming with a partner that shares many of the same values, a common culture and commitment to meeting the needs of our customers. Combining these two industry leaders with proud legacies puts us in an excellent position to navigate through the current housing downturn with an unmatched platform for sustainability and growth.
We expect the transaction to close in the third quarter of 2009, subject to receiving the necessary approvals from regulators and both companies’ shareholders. Our headquarters will remain in Bloomfield Hills and we expect to maintain a presence in Centex’s headquarters city, Dallas, Texas. I will become chairman of the combined company and continue to serve as president and chief executive officer. Additionally, Tim Eller, Centex’s current CEO, will join the board of directors of Pulte as vice chairman and will serve as a consultant to the company for two years following the close of the transaction. Our founder and current Chairman Bill Pulte will remain a member of Pulte’s board of directors.
Your respective leaders will be communicating more about this merger to you throughout the day. An external website has been established, www.premierbuilderusa.com, and it has ample information about the transaction, about Centex, and more. I encourage you to check it out.
I’ll have more to share with you over the next few weeks regarding plans for the transition. For now, I’m excited about the opportunities that await us through this powerhouse combination between Pulte and Centex.
Have a great day, everyone!
Richard
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Forward Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.
Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the proposed merger; the failure of Pulte’s stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte’s common stock or the issuance of Pulte’s common stock to Centex stockholders; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and other raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction, Pulte will be filing documents with the SEC, including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Pulte. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and then under the link “SEC Filings” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.